Free Writing Prospectus to Preliminary Pricing Supplement No. 10,133

Registration Statement Nos. 333-275587; 333-275587-01

Dated August 27, 2025; Filed pursuant to Rule 433

Morgan Stanley

2-Year RTY Dual Directional Buffered PLUS

This document provides a summary of the terms of the Buffered PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	October 5, 2027
Underlying index:	Russell 2000® Index (“RTY”)
Payment at maturity per Buffered PLUS[1]:

If the final index value is greater than the initial index value:

$1,000 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity

If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%:

$1,000 + ($1,000 × absolute index return)

In this scenario, you will receive a 1% positive return on the Buffered PLUS for each 1% negative return on the underlying index. In no event will this amount exceed the stated principal amount plus $150.

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%:

($1,000 × the index performance factor) + $150

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Absolute index return:	The absolute value of the index percent change. For example, a -5% index percent change will result in a +5% absolute index return.
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	September 30, 2027, subject to postponement for non-index business days and certain market disruption events
Leverage factor:	150%
Buffer amount:

15%. As a result of the buffer amount of 15%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 85% of the initial index value.

Minimum payment at maturity:	$150 per Buffered PLUS (15% of the stated principal amount)
Index performance factor:	Final index value divided by the initial index value
Maximum payment at maturity:	$1,195 per Buffered PLUS (119.50% of the stated principal amount)
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date:	September 16, 2025
Original issue date:	September 19, 2025 (3 business days after the pricing date)
CUSIP/ISIN:	61779DGH9 / US61779DGH98
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225046937/ms10133_424b2-26331.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

The Underlying Index
The Buffered PLUS
Payment at Maturity on the Buffered PLUS
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1,195 Maximum Upside Payment at Maturity
Absolute Return Zone
PLUS Zone
$150 Minimum Payment at Maturity
-100%
-80%
-60%
-40%
-20%
-15%
0%
13.00%
20%
40%
60%
80%
100%
Percentage Change in the Final Index Value

Change in Underlying	Return on Buffered PLUS
+50.00%	19.50%
+40.00%	19.50%
+30.00%	19.50%
+20.00%	19.50%
+13.00%	19.50%
+10.00%	15.00%
+5.00%	7.50%
0.00%	0.00%
-10.00%	10.00%
-15.00%	15.00%
-16.00%	-1.00%
-20.00%	-5.00%
-30.00%	-15.00%
-40.00%	-25.00%
-50.00%	-35.00%
-60.00%	-45.00%
-80.00%	-65.00%
-100.00%	-85.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Buffered PLUS

●Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 15% of your principal.

●The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity.

●The market price of the Buffered PLUS will be influenced by many unpredictable factors.

●The Buffered PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the Buffered PLUS is $972.90 per Buffered PLUS, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the Buffered PLUS is not linked to the value of the underlying index at any time other than the valuation date.

●Investing in the Buffered PLUS is not equivalent to investing in the underlying index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered PLUS in the original issue price reduce the economic terms of the Buffered PLUS, cause the estimated value of the Buffered PLUS to be less than the original issue price and will adversely affect secondary market prices.

●The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered PLUS.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.

●The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.

Risks Relating to the Underlying Index

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Buffered PLUS.

●The Buffered PLUS are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

●Adjustments to the underlying index could adversely affect the value of the Buffered PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Buffered PLUS–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS, and you should consult your tax adviser.